Northern Lights Fund Trust II

17605 Wright Street

Omaha, NE 68130

November 19, 2018

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Keith A. Gregory and Kathy Churko

Re:	ACCELERATION OF EFFECTIVENESS REQUEST Northern Lights Fund Trust II (the “Trust” or “Registrant”) Form N-14, filed on August 7, 2018 File Number 333-226658

Ladies and Gentlemen:

On August 7, 2018, the Trust submitted, via electronic filing, a Registration Statement under the Securities Act of 1933 on Form N-14 (“N-14”) in connection with the planned reorganization of the Regal Total Return Fund, a series of Investment Managers Series Trust II, into the North Star Opportunity Fund, a series of the Trust. On November 9, 2018, the Registrant filed Pre-Effective Amendment No. 3 to the N-14 (the “Amendment”). Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Northern Lights Distributors, LLC, the North Star Opportunity Fund’s principal underwriter, requesting that effectiveness of the Amendment to the Registration Statement be accelerated to November 20, 2018, or the earliest practicable date thereafter.

Please direct any questions you may have with respect to the foregoing to David J. Baum (at 202-239-3346) of Alston & Bird LLP.

Very truly yours,

By: /s/ Kevin E. Wolf_________

Kevin E. Wolf

President

Northern Lights Fund Trust II

Enclosure

NORTHERN LIGHTS DISTRIBUTORS, LLC

November 19, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Northern Lights Fund Trust II:

North Star Opportunity Fund

REQUEST FOR ACCELERATION. As the principal underwriter of the North Star Opportunity Fund (the “Fund”), a series of Northern Lights Fund Trust II, and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the amendment to the Registration Statement that was filed on Form N-14/A on behalf of the Fund on November 9, 2018, be accelerated to Tuesday, November 20, 2018 or as soon as practicable thereafter.

Very truly yours,

Northern Lights Distributors, LLC

/s/_William J. Strait___

William J. Strait

President

17605 Wright Street

Omaha, NE 68130